UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 15 September 2026, London UK

GSK to acquire potential best-in-class T cell-engager (TCE) for multiple myeloma from Chimagen Biosciences

●
Trispecific TCE targeting T cells and two tumour antigens has potential for differentiated efficacy and safety over current TCEs
●
Programme to enter clinic in 2027
●
Deal aligned to GSK’s portfolio in blood cancer and approach of acquiring differentiated assets with validated targets

GSK plc (LSE/NYSE: GSK) today announced it has entered an agreement to acquire a potential best-in-class trispecific T cell-engager (TCE) from Chimagen Biosciences (Chimagen), a privately held biotechnology company. GSK plans to develop and commercialise the asset for multiple myeloma, with the programme expected to enter phase I trials in 2027.

TCEs have shown transformational efficacy in multiple myeloma but have been associated with difficult tolerability profiles. The Chimagen trispecific asset is designed to address this by binding to T cells while simultaneously targeting two strategically selected and validated tumour-associated antigens. This targeted approach aims to achieve a deeper and more durable response compared to existing TCEs, along with an improved tolerability profile. This could enable broader adoption and earlier use in multiple myeloma treatment, providing an important advancement for patients who may require multiple options depending on their treatment needs. The US TCE market for multiple myeloma is expected to exceed $10 billion by 2032.[1]

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK, said: “Today’s deal secures a promising T cell engager and advances GSK’s leadership goals in blood cancer. The agreement complements our existing portfolio in multiple myeloma, adding a new potential option to address the different needs of patients facing this complex disease.”

Zhenhao Zhou, Chief Executive Officer, Chimagen Biosciences, said: “Our mission has always been to translate cutting-edge innovation into life-changing medicines. Working with GSK combines our precision T-cell engager programme with their global development and commercial capabilities to redefine care for multiple myeloma patients. This agreement also marks another major milestone for our platforms as we continue to build an industry-leading pipeline of multi-specific antibody candidates.”

Multiple myeloma is the third most common blood cancer globally, with approximately 180,000 new cases diagnosed globally each year. [2],[3] While generally considered treatable, it is not currently curable, and research into new therapies is vital as the disease commonly becomes refractory to available treatments.[4]

The agreement builds on GSK’s existing relationship with Chimagen, following a previous agreement to acquire CMG1A46, a clinical-stage dual CD19 and CD20-targeted TCE currently in phase I trials for B-cell malignancies and B-cell dependent autoimmune disorders.

Financial considerations
Under the terms of the agreement, GSK will pay an upfront fee to acquire full global rights to the TCE programme. Chimagen will also be eligible to receive success-based development and commercial milestone payments. The agreement has a total potential value of up to $750 million.

This agreement is subject to customary closing conditions.

About Chimagen Biosciences
Chimagen Biosciences is a clinical-stage biotechnology company focused on the discovery and development of novel multi-specific T cell-engagers and NK cell-engagers generated by proprietary antibody engineering platforms. Its mission is to advance breakthrough therapies that improve the lives of patients with cancer and autoimmune diseases. For more information, please visit www.chimagen.com.

GSK in oncology
Our ambition in oncology is to help increase overall quality of life, maximise survival and change the course of disease, expanding from our current focus on blood and women’s cancers into lung and gastrointestinal cancers, as well as other solid tumours. This includes accelerating priority programmes such as antibody-drug conjugates Ris Rez targeting B7-H3 and Mo-Rez targeting B7-H4, and velzatinib, a highly selective KIT tyrosine kinase inhibitor.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	Joanna Tuplin	+44 (0) 7788 351650	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Dan Smith	+44 (0) 7823 523885	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the “Risk Factors” section in GSK’s Annual Report on Form 20-F for 2025, and GSK’s Q2 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

[1] External commercial forecasts.
[2] Sung H, Ferlay J, Siegel R, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021;71(3):209-249. doi:10.3322/caac.21660.
[3] Kazandjian D. Multiple myeloma epidemiology and survival: A unique malignancy. Semin Oncol. 2016;43(6):676–681.doi: 10.1053/j.seminoncol.2016.11.004.
[4] Global Cancer Observatory. International Agency for Research on Cancer. World Health Organization. Multiple Myeloma fact sheet. Available at: https://gco.iarc.who.int/media/globocan/factsheets/cancers/35-multiple-myeloma-fact-sheet.pdf. Accessed 5 March 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 15, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc